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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*

                           U.S. MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

        10% VOTING CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    902958107
                                 (CUSIP Number)

      DARRYL M. BURMAN, 1900 W. LOOP SOUTH, STE. 1100, HOUSTON, TEXAS 77027 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications.

                                FEBRUARY 27, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  902958107
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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Parris H. Holmes, Jr., Social Security Number:  ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:      (a) [ ]  (b) [ ]
     In addition to individually owning shares of common and preferred stock of the Issuer, the reporting person is the trustee for The Courtney Ann Holmes Meier Trust, The Darren Shelton Holmes Trust, The Staci Nicole
     Holmes Trust, and The Chance Ashley Steven Holmes Trust which each own preferred stock in the Issuer.
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3. SEC USE ONLY:

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4.   SOURCE OF FUNDS*
         PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                  [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:  4,566,855 (includes 369,153 shares
                                         of common stock)
         8.       SHARED VOTING POWER:
         9.       SOLE DISPOSITIVE POWER:  4,197,702
        10.      SHARED DISPOSITIVE POWER:
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         369,153 Common Stock               119,285.717 Preferred Stock
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         12.3% of Common Stock              11.9% of Preferred Stock
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                    Page 3 of 6


                                  SCHEDULE 13D


ITEM 1.     SECURITY AND ISSUER.
            10% Voting Preferred Stock, $.01 par value per share, of U.S. Medical Systems, Inc. the President of which is Carlton L. Cooke, Jr., 7600 Burnett Road, Suite 350, Austin, Texas 78734.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)      Parris H. Holmes, Jr.

            (b)      7411 John Smith Drive, Suite 200, San Antonio, Texas  78229

            (c)      Investments; Chairman and CEO of Billing Concepts Corp.

            (d)      Not Applicable

            (e)      Not Applicable

            (f)      United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            On or about October 5, 1997, the reporting person initially acquired 15% of the total issued and outstanding common stock of Sharps Compliance, Inc., a privately held Texas corporation, in consideration for certain business and financial services. On or about February 18, 1998, the reporting person invested an additional $50,000 to acquire 25,000 shares in Sharps Compliance, Inc., in conjunction with a private placement that was made by Sharps Compliance, Inc. in which it raised $4,000,000. Upon consummation of the private offering, the reporting person owned approximately 11% of the total issued and outstanding shares of common stock of Sharps Compliance, Inc. On or about February 27, 1998, all of the stockholders of Sharps Compliance, Inc. exchanged their shares of common stock for shares of preferred stock of the Issuer, and Sharps Compliance, Inc. became a wholly owned subsidiary of the Issuer (the "Reorganization"). Upon consummation of the Reorganization, the reporting person beneficially owns 369,153 shares of common stock, equaling approximately 12.3% of the total class of common stock, and beneficially owns 119,285.717 shares of preferred stock, equaling approximately 11.9% of the total class of preferred stock. The reporting person currently has no plans to acquire any additional securities of the Issuer. As discussed in item 3 above,

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            the Issuer recently consummated the Reorganization which is the basis for this filing. The reporting person anticipates that there will be a change in the present Board of Directors of the Issuer, but should not include changing the number or term of Directors. The Issuer intends to have its annual shareholders meeting on or about May 27, 1998, and will at that time elect two (2) new Board Members, amend the Company's Certificate of Incorporation to change its name to Sharps Compliance Corp., amend the Certificate to eliminate Article 10 relating to stockholder rights, effect a 1-for-5.032715 reverse stock split of the Issuer's common stock, and approve an amendment to the Company's 1993 Stock Plan to increase the number of shares of common stock subject to issuance under the plan from 59,609 shares of common stock to 1,000,000 shares (after giving effect to the reverse stock split described above).

ITEM 4.     PURPOSE OF TRANSACTION.
            The reporting person acquired the securities in the Issuer for investment purposes only, and has no plans or proposals, other than those described in Item 3 above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) In the aggregate, the reporting person beneficially owns 369,153 shares of common stock, equaling approximately 12.3%, and owns 119,285.717 shares of preferred stock, equaling approximately 11.9%.

            (b) The reporting person has the sole power to 4,566,855 votes (after giving effect to the right of all preferred shareholders to 35.190319 votes for each share of preferred stock). As described in item 3 above, the reporting person acquired an additional 50,000 shares of common stock in Sharps Compliance, Inc., a subsidiary of the Issuer, on or about February 18, 1998 for the purchase price of $2.00 per share in connection with a private offering of Sharps Compliance, Inc.
                     Additionally, the reporting person exchanged 750,000 shares of common stock of Sharps Compliance, Inc. for 107,142.8601 shares of preferred stock of the Issuer. Additionally, on or about February 27, 1998 the Issuer acquired all of the outstanding shares of Sharps Compliance, Inc. which then became a wholly owned subsidiary of the Issuer.

            (c) On or about December 6, 1997, the reporting person exercised the right to purchase 35,000 shares of common stock of the Issuer, $0.01 par value, at a purchase price of $0.50 per share. This purchase was in connection with that certain Stock Purchase Warrant entered into between the Issuer and the reporting person on or about December 6, 1996. Additionally, the reporting


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                     person had entered into that certain Consulting
                     Agreement dated January 7, 1997 with the Issuer to render certain services in connection with financial and investment consulting matters. The reporting person received options to acquire 50,000 shares of common stock of the Issuer at a purchase price of $0.60 per share. As of the date hereof, the reporting person has not exercised any options in connection with the Consulting Agreement. A copy of the Consulting Agreement is attached hereto.

            (d)      Not Applicable

            (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            On or about January 29, 1998, the reporting person exercised 70,000 warrants to acquire 35,000 shares of common stock of the Issuer at a price of $0.75 per share. The reporting person owns options to acquire 75,000 shares of common stock of the Issuer which became vested upon the Reorganization, and has until January 21, 2002, to exercise the options at a price of $60.00 per share before any splits, reorganizations or recapitalizations. On or about October 6, 1997, the reporting person entered into a letter agreement with Sharps Compliance, Inc., John W. Dalton and Dr. Burt Kunik concerning certain financial advisory services rendered and to be rendered on behalf of Sharps Compliance, Inc. In return, the reporting person received 15% of the issued and outstanding shares of Sharps Compliance, Inc. Such Agreement also provides for certain lending accommodations by Mr. Holmes and places certain restrictions on the transferability of the shares of Sharps Compliance, Inc. owned by the reporting person.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a)      Consulting Agreement

            (b)      Stock Purchase Warrant

            (c)      Letter Agreement with Sharps Compliance, Inc.




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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  May 7, 1998                            /s/ Parris H. Holmes, Jr.
-----------------                       --------------------------------------
      Date                              Name:    Parris H. Holmes, Jr.



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                                 EXHIBIT INDEX


            (a)      Consulting Agreement

            (b)      Stock Purchase Warrant

            (c)      Letter Agreement with Sharps Compliance, Inc.